EXHIBIT 99.1

Magna Announces First Quarter 2020 Financial Results

  Sales of $8.7 billion decreased 18%, compared to global light vehicle production down 27%
  Estimated COVID-19 impacts of approximately $1.1 billion on sales, $250 million on income from operations before income taxes and Adjusted EBIT
  Cash from operations of $639 million, an 8% increase over the first quarter of 2019

AURORA, Ontario, May 07, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2020.

	THREE MONTHS ENDED
	March 31, 2020	March 31, 2019
Reported

Sales	$8,657	$10,591

Income from operations before income taxes	$386	$1,368

Net income attributable to Magna International Inc.	$261	$1,106

Diluted earnings per share	$0.86	$3.39

Non-GAAP Financial Measures(1)

Adjusted EBIT	$403	$720

Adjusted diluted earnings per share	$0.86	$1.63

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars
(1) Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

Don Walker, Magna’s Chief Executive Officer commented: “As we face the COVID-19 pandemic, the health and safety of employees has been our number one priority. We have a strong, experienced management team that has faced challenging times in the past, and I am very pleased with the coordinated global response of the entire team to this significant disruption in our business. In coordination with our customers, suppliers, and health experts, we are now highly focused on the safe restart of production at a number of our facilities. I am confident the industry will recover from this crisis and that Magna is in a strong position going forward.”

THREE MONTHS ENDED MARCH 31, 2020

Our first quarter results were below our expectations reflecting the impact of COVID-19 related customer shutdowns which started in China in late January and spread to Europe and North America in mid-March.  Prior to the shutdowns, each of our operating segments was performing in-line or ahead of our expectations. Based on our expectations prior to the production suspensions compared to final production levels for the first quarter, we estimate such lost sales to have been approximately $1.1 billion and that Adjusted EBIT was negatively impacted by approximately $250 million. Income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share for the first quarter of 2020 were also negatively impacted by the COVID-19 related customer shutdowns.

On a consolidated basis, we posted sales of $8.66 billion for the first quarter of 2020, a decrease of 18% from the first quarter of 2019. This compares to global light vehicle production that decreased 27%, reflecting declines of 44% in China, 19% in Europe and 13% in North America.  Excluding the impact of foreign currency translation and divestitures net of acquisitions, consolidated sales decreased 14%, and by segment: Power & Vision decreased 5%, Seating decreased 13%, Body Exteriors & Structures decreased 14%, and Complete Vehicles decreased 29%.

Adjusted EBIT of $403 million in the first quarter of 2020 decreased 44% from the first quarter of 2019, driven by lower sales and lower adjusted EBIT as a percentage of sales. Adjusted EBIT as a percentage of sales declined to 4.7% in the first quarter of 2020 compared to 6.8% in the first quarter of 2019.  This was substantially attributable to our estimated impact of COVID-19.

Income from operations before income taxes was $386 million for the first quarter of 2020 compared to $1.37 billion in the first quarter of 2019.  Included in Income from operations before income taxes in the first quarter of 2019 were Other income, net items totaling $679 million, comprised substantially of a gain on the sale of our Fluid Pressure & Controls business and an unrealized gain on the revaluation of our investment in Lyft, partially offset by restructuring costs. Excluding Other income, net from the first quarter of 2019, income from operations before income taxes decreased $303 million in the first quarter of 2020 compared to the first quarter of 2019.

Net income attributable to Magna International Inc. was $261 million for the first quarter of 2020 compared to $1.11 billion in the first quarter of 2019.  Included in net income attributable to Magna International Inc. in the first quarter of 2019 were Other income, net items totaling $575 million after tax. Excluding Other income, net from the first quarter of 2019, net income attributable to Magna International Inc. decreased $270 million in the first quarter of 2020 compared to the first quarter of 2019.

Diluted earnings per share decreased to $0.86 in the first quarter of 2020, compared to $3.39 in the comparable period.  Adjusted diluted earnings per share decreased 47% to $0.86 compared to $1.63 for the first quarter of 2019.

In the first quarter of 2020, we generated cash from operations before changes in operating assets and liabilities of $615 million, and $24 million in operating assets and liabilities. Investment activities for the first quarter of 2020 included $203 million in fixed asset additions, a $100 million investment in Waymo, a private equity investment, a $93 million increase in investments, other assets and intangible assets, and $7 million to purchase subsidiaries.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended March 31, 2020, we paid dividends of $121 million.  In addition, we repurchased for cancellation 4.8 million shares for $192 million in the first quarter of 2020.

Our Board of Directors declared a first quarter dividend of $0.40 per Common Share, payable on June 5, 2020 to shareholders of record as of the close of business on May 22, 2020.

THE IMPACT OF COVID-19

The COVID-19 pandemic and related restrictions have resulted in the temporary suspension of production at substantially all OEM and supplier production facilities in China, Europe and North America. While OEM and supplier final production facilities in China have generally resumed production, facilities in Europe are beginning to return to production and facilities in North America are expected to return to production in stages over the next few weeks.

We continue to actively monitor the situation in each of the markets in which we operate and adjust our plans in accordance with governmental orders and legal requirements and the best interests of our employees, customers, suppliers or other stakeholders.

The health and safety of our employees is our number one priority. As the COVID-19 virus spread, we developed protocols, assessment tools and guidance documents to assist all of our manufacturing facilities and offices to establish health screening tools and isolation guides for our employees, provide personal protection equipment, institute contact tracing for any known cases of the virus within our employee population, and institute decontamination procedures where needed. Throughout, our medical and health and safety staff have worked in cooperation with public health authorities and in coordination with the medical directors of other businesses to share best practices, as well as to promote employee safety and confidence for return to work.

We are presently unable to assess the impact of the pandemic on our financial results for the remainder fiscal 2020 and remain unable at this time to resume providing an Outlook for the year.

Vince Galifi, Magna’s Chief Financial Officer commented: “Given the magnitude of the expected declines in, and uncertainty regarding, future vehicle production, we have been taking prudent actions across the company to reduce costs and conserve cash, including stopping share repurchases. Having said this, our strong balance sheet allows us to continue to invest for new programs and in new technologies to ensure our long-term success. We believe our liquidity position, which is currently about $5 billion, should allow us to withstand a COVID-19 related downturn and positions us to take advantage of value-creating opportunities.”

SEGMENT SUMMARY

($Millions unless otherwise noted)	For the three months ended March 31,
	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change
Body Exteriors & Structures	$3,676	$4,308	$(632)	$199	$363	$(164)
Power & Vision	2,523	3,083	(560)	135	216	(81)
Seating Systems	1,261	1,433	(172)	40	94	(54)
Complete Vehicles	1,321	1,928	(607)	50	28	22
Corporate and Other	(124)	(161)	37	(21)	19	(40)
Total Reportable Segments	$8,657	$10,591	$(1,934)	$403	$720	$(317)

	For the three months ended March 31,
	Adjusted EBIT as a percentage of sales
	2020	2019	Change
Body Exteriors & Structures	5.4%	8.4%	(3.0)%
Power & Vision	5.4%	7.0%	(1.6)%
Seating Systems	3.2%	6.6%	(3.4)%
Complete Vehicles	3.8%	1.5%	2.3%
Consolidated Average	4.7%	6.8%	(2.1)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended March 31,
	2020	2019

Net Income	$252	$1,101
Add:
Interest expense, net	17	31
Other income, net	—	(679)
Income taxes	134	267
Adjusted EBIT	$403	$720

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended March 31,
	2020	2019

Sales	$8,657	$10,591
Adjusted EBIT	$403	$720
Adjusted EBIT as a percentage of sales	4.7%	6.8%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to adjusted diluted earnings per share:

	For the three months ended March 31,
	2020	2019

Net income attributable to Magna International Inc.	$261	$1,106
Add (less):
Other income, net	—	(679)
Tax effect on Other income, net	—	104
Adjusted net income attributable to Magna International Inc.	$261	$531
Diluted weighted average number of Common Shares outstanding during the year (millions):	302.7	326.3
Adjusted diluted earnings per share	$0.86	$1.63

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter ended March 31, 2020 results on Thursday, May 7, 2020 at 8:00 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-945-9434. International callers should use 1-416-981-9010. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Thursday prior to the call.

TAGS
Quarterly earnings, financial results, auto industry restart

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (2)
We are a mobility technology company. We have over 159,000 entrepreneurial-minded employees, 347 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

(2) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.  Forward-looking statements in this press release include, but are not limited to, statements relating to: the expected timing of the resumption and ramp up of production in various regions;  our actions in response to the COVID-19 (Coronavirus) pandemic, including with respect to: resumption of production; employee health and safety; actions to maintain liquidity, including suspension of share repurchases for cancellation; and reductions or freezing of capital and other expenditures.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 (coronavirus) pandemic;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 (Coronavirus) pandemic;
  OEM consolidation;
Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  COVID-19 (Coronavirus) shutdowns;
  supply disruptions, including as a result of the COVID-19 (coronavirus) pandemic;
  climate change risks;
  attraction/retention of skilled labour;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity costs;
  declines in scrap steel prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.